UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2015
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File Number 001-32190

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
SAVINGS PLAN FOR THE EMPLOYEES
OF NEWMARKET CORPORATION AND AFFILIATES

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NEWMARKET CORPORATION
330 SOUTH FOURTH STREET
RICHMOND, VIRGINIA 23219-4350

Savings Plan for the Employees of NewMarket Corporation and Affiliates

*
Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are not included because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator of the
Savings Plan for the Employees of NewMarket Corporation and Affiliates

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for the Employees of NewMarket Corporation and Affiliates (the “Plan”) as of December 31, 2015 and December 31, 2014 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and December 31, 2014, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015, is presented for the purpose of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming an opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter

May 16, 2016
Glen Allen, Virginia

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Net Assets Available for Benefits
December 31, 2015 and December 31, 2014

	2015	2014
Assets
Cash (Note 3)	$216,151	$16,424
Investments, at fair value (Note 3)	440,872,891	477,343,824
Receivables
Employee contributions	404,519	54,663
Employer contributions	175,962	23,980
Interest and dividends	915,069	854,295
Notes receivable from participants	2,435,273	2,169,991
Total assets	445,019,865	480,463,177

Liabilities
Due to trustee	616,904	30,056

Net assets available for benefits	$444,402,961	$480,433,121

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2015 and December 31, 2014

	2015	2014
Additions to net assets attributed to
Net appreciation in fair value of investments	$0	$32,120,885
Investment income—interest and dividends	15,644,191	21,610,587
Interest income on notes receivable from participants	97,035	87,636
Contributions
Employees	11,837,553	10,842,723
Employer	4,585,062	4,308,613
Total additions	32,163,841	68,970,444
Deductions from net assets attributed to
Net depreciation in fair value of investments	(26,138,928)	0
Benefit payments	(42,055,073)	(26,472,871)
Total deductions	(68,194,001)	(26,472,871)
Net (decrease) increase	(36,030,160)	42,497,573
Net assets available for benefits
At beginning of year	480,433,121	437,935,548
At end of year	$444,402,961	$480,433,121

The accompanying notes are an integral part of the financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

1. Description of Plan

General
The Savings Plan for the Employees of NewMarket Corporation and Affiliates (the Plan) is a defined contribution plan covering all eligible employees of NewMarket Corporation and certain subsidiaries (the Company or NewMarket). Employees become eligible to participate on their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Information regarding Plan benefits, priority of distributions upon termination of the Plan, and vesting is provided in the Plan document, which is available at the main office of the Plan administrator at 330 South Fourth Street, Richmond, Virginia 23219.
Bank of America, N.A. is the Plan's investment manager and trustee and Merrill Lynch, Pierce, Fenner & Smith, Inc. is the Plan's record-keeper.
Contributions
The Plan was amended in December 2014, primarily to permit participants, effective January 1, 2015, to designate part or all of their contributions to the Plan as Roth contributions. Roth contributions to the Plan are made on an after-tax basis, and qualified distributions are not subject to income taxes. Participants in the Plan may make pre-tax contributions and Roth contributions from 1% to 50% of their base pay, as defined in the Plan document. Participants may make after-tax contributions from 1% to 15% of their base pay. The total of pre-tax, after-tax, and Roth contributions may not exceed 50% of base pay.
In addition, federal law places a dollar limit on the amount of pre-tax contributions an individual can make to 401(k) plans during a calendar year. NewMarket may also impose an annual Plan contribution limitation that is lower than the maximum federal limitation. The maximum pre-tax federal limit was $18,000 for 2015 and $17,500 for 2014. Participants who have attained age 50 may make “catch-up” contributions in a dollar amount established by the Internal Revenue Service ($6,000 for 2015 and $5,500 for 2014).
NewMarket contributes 50% of the first 10% of base pay that a participant contributes to the Plan. Contributions made by NewMarket are invested in the NewMarket Corporation Common Stock Fund. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participant contributions are 100% vested at all times while contributions made by NewMarket are 40% vested after two years of service, 60% vested after three years of service, 80% vested after four years of service and 100% vested after five years of service.
Base pay includes the straight-time portion of an employee’s regularly scheduled overtime, plus pay for any other overtime or extended work week pay, and any premium pay related to hours actually worked. Base pay does not include any type of bonus payment, reimbursement of moving expenses, reimbursement of educational expenses, or similar payments, or any other supplemental payments which an employee may receive in addition to base salary or wage regardless of the term used to designate such increment.
Investments
Participants currently in the Plan may invest their Plan account in any of the active 12 mutual funds, one commingled trust fund, and the NewMarket Corporation Common Stock Fund, or in any combination thereof. Investments also include two common stock funds, in which new investments are prohibited. Participants may invest their own contributions to the Plan in these active investment funds in one percent increments and may transfer among the active funds at any time.
Administrative Expenses
Costs of administering the Plan are paid from investment-related compensation received by the record-keeper from the various mutual funds held in the Plan.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

Participant Accounts
Each participant’s account is adjusted for the participant’s contributions, the Company’s contributions, trading fees, and allocations of Plan earnings or losses. Allocations of Plan earnings or losses are based on account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Benefit Payments
Benefits are recorded when paid. Benefits are generally paid in cash. Participants may decide whether fund investments will be distributed in cash or whole shares of common stock.
Notes Receivable from Participants
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Loans are made over a period not to exceed five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable fixed rate of interest determined by the Plan administrator based on a rate of return commensurate with the prevailing interest rate charged on similar commercial loans by persons in the business of lending money. Interest rates are determined as of the date of the loan. Notes receivable from participants are reported at their unpaid principal balances plus accrued but unpaid interest. Interest rates on participant loans were 4.25% at December 31, 2015 and ranged from 4.25% to 5.50% at December 31, 2014. Principal and interest are generally paid through payroll deductions. Management has evaluated notes receivable from participants for collectability and has determined that no allowance is necessary.
Forfeitures
Participants who leave NewMarket before becoming fully vested in NewMarket contributions forfeit the value of their nonvested account. Forfeitures during a Plan year can serve to reduce required Company contributions and/or to cover Plan administrative expenses. Forfeitures that reduced the Company’s contributions were $56,729 for 2015 and $175,720 for 2014. The forfeiture balance at both December 31, 2015 and December 31, 2014 was immaterial.
Employee Stock Ownership Plan Feature
A portion of the Plan’s assets are designated as an employee stock ownership plan (ESOP), comprised of the NewMarket Corporation Common Stock Fund. Dividends declared on NewMarket Corporation common stock held in the ESOP are fully vested without regard to whether any other portion of the ESOP or any participant’s account is vested. In addition, with respect to dividends, participants are permitted to make an election to receive those dividends or to have those dividends reinvested in the ESOP. A participant may request the liquidation and transfer of all or a portion of his or her investment in the ESOP to an alternate investment fund at any time. Further, a participant may request that his or her ESOP benefits be distributed in the form of NewMarket Corporation common stock. In addition to a participant’s after-tax, pre-tax, rollover, and Roth accounts, loans are available under the ESOP from the portion of a participant’s account attributable to dividends with a record date on or after December 1, 2009, declared on shares of NewMarket Corporation common stock held in the ESOP.
A participant who transfers all or part of their investment in the NewMarket Corporation Common Stock Fund into another investment fund cannot liquidate and transfer amounts held in such other investment fund into the NewMarket Corporation Common Stock Fund until 90 days after the date of the most recent liquidation and transfer out of the NewMarket Corporation Common Stock Fund. This restriction does not apply to the investment of future after-tax, pre-tax and rollover contributions made by the participant, or future matching and discretionary contributions made by the Company.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
All investments of the Plan are reported at fair value in the financial statements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between willing market participants at the measurement date. Security transactions are recorded as of the trade date. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes the Plan's gains and losses on investments purchased and sold as well as held during the year.
Accounting Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties
The Plan provides for various mutual fund and commingled trust fund investment options in stocks, bonds and fixed income securities, as well as direct common stock investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Changes in Accounting Principles
In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2015-07), which eliminates the requirement to categorize investments in the fair value hierarchy if their fair value is measured using net asset value per share as a practical expedient. The amendments in ASU 2015-07 are effective for fiscal years beginning after December 15, 2016, with early adoption permitted. The Plan's management has elected to early adopt ASU 2015-07 and the adoption of ASU 2015-07 is reflected in the fair value hierarchy table in Note 3 where the investment valued using net asset value per share as a practical expedient is excluded from categorization in the fair value hierarchy.
In July 2015, the FASB issued Accounting Standards Update 2015-12, Plan Accounting: Defined Benefit Pension Plans, Defined Contribution Pension Plans, Health and Welfare Benefit Plans: (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient (ASU 2015-12). Parts I and III are not applicable to the Plan. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Part II is to be applied retrospectively. The Plan's management has elected to early adopt Part II and the adoption is reflected retrospectively in these financial statements.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

3. Fair Value Measurements

The following is a description of valuation methodologies used for fair value measurement of cash and investments:

Cash	Cash is valued at cost, which approximates fair value.

Mutual funds	Mutual funds are valued at the closing price reported on the NASDAQ.

Common stock	Common stock is valued at the closing price reported on the New York Stock Exchange.

Commingled trust fund
The commingled trust fund is valued daily at the net asset value of shares or units held by the Plan based on the quoted market value of the underlying assets held by the fund. There are no redemption or frequency restrictions as of December 31, 2015 or December 31, 2014.

The valuation methodologies described above may generate a fair value calculation that may not be indicative of net realizable value or future fair values. While the Plan’s management believes the valuation methodologies used are appropriate, the use of different methodologies or assumptions in calculating fair value could result in different amounts.
The following tables provide information by level on the Plan's assets which are measured at fair value on a recurring basis.

		December 31, 2015
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$216,151	$216,151	$0	$0

Mutual funds	$180,309,092	$180,309,092	$0	$0
Common stock	215,305,164	215,305,164	0	0
Total investments in the fair value hierarchy	395,614,256	$395,614,256	$0	$0

Commingled trust fund-fixed income measured at net asset value	45,258,635

Total investments, at fair value	$440,872,891

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

		December 31, 2014
		Fair Value Measurements Using
	Fair Value	Level 1	Level 2	Level 3
Cash	$16,424	$16,424	$0	$0

Mutual funds	$190,319,163	$190,319,163	$0	$0
Common stock	243,105,600	243,105,600	0	0
Total investments in the fair value hierarchy	433,424,763	$433,424,763	$0	$0

Commingled trust fund-fixed income measured at net asset value	43,919,061

Total investments, at fair value	$477,343,824

4. Tax Status

The Internal Revenue Service advised the Plan administrator by letter dated September 19, 2013, that the Plan and related trust, as then designed, are qualified under Section 401 of the Internal Revenue Code (the "Code") and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter; however, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.
The Plan's management has evaluated the effects of accounting guidance related to uncertain income tax positions and concluded that the Plan had no significant financial statement exposure to uncertain income tax positions at December 31, 2015 or December 31, 2014. The Plan is not currently under audit by any tax jurisdiction.

5. Plan Termination

Although it has not expressed any intent to do so, NewMarket has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become 100% vested in their account balances and the assets of the Plan shall be allocated to participants in proportion to their account balances as of the effective date of termination.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Notes to Financial Statements
December 31, 2015 and December 31, 2014

6. Related-Party Transactions

Plan assets available for benefits include cash funds, which are managed by Bank of America, N.A., the trustee of the Plan, and therefore, qualify as party-in-interest transactions. Investments in the NewMarket Corporation Common Stock Fund represent investments in shares of common stock of NewMarket Corporation, the Plan Sponsor. The table below shows the activity in the NewMarket Corporation Common Stock Fund during 2015 and 2014.

	Shares	Amount
Balance—January 1, 2014	609,906	$203,799,937
Purchases	36,862	14,501,407
Distributions and sales	(72,098)	(27,046,980)
Appreciation	0	40,642,244
Balance—December 31, 2014	574,670	231,896,608
Purchases	27,849	12,306,017
Distributions and sales	(62,373)	(26,973,630)
Depreciation	0	(11,579,230)
Balance—December 31, 2015	540,146	$205,649,765

7. Other Matters

The Plan was amended in December 2014 to revise the definition of "Beneficiary" to comply with Internal Revenue Service Notice 2014-09 regarding the definition of the term "spouse" and to permit a terminated employee to continue to make principal and interest payments on loans in accordance with the Plan document directly to the Plan's trustee. The amendment also now permits Roth contributions to the Plan. See Note 1 for further discussion.
The Plan was amended in December 2015 to permit a participant to elect to receive his or her account balance in a single lump sum payment or in partial payments, no more frequently than monthly, effective for distributions made on or after January 1, 2016. The amendment also allows a participant to withdraw, without penalty, up to 100% of his or her after-tax account balance. Prior to January 1, 2016, withdrawals were limited to 75% of the after-tax account balance.
Effective June 1, 2015 NewMarket announced that the BlackRock Capital Appreciation Fund, the Buffalo Small Cap Fund, and the Davis New York Venture Fund investment choices have been removed. The American AMCAP Fund and the ClearBridge Small Cap Growth Fund investment choices have been added. Investments in the funds removed, both current balances and future contribution elections, were transferred as follows:

•	The BlackRock Capital Appreciation Fund was transferred to the American AMCAP Fund;

•	The Buffalo Small Cap Fund was transferred to the ClearBridge Small Cap Growth Fund; and

•	The Davis New York Venture Fund was transferred to the BlackRock S&P 500 Stock Fund, an existing investment choice in the Plan.

8. Subsequent Events

The Plan's management has evaluated subsequent events through the date the financial statements were issued and has determined there are no subsequent events to be reported in the accompanying financial statements, other than the Plan amendments discussed in Note 7.

Savings Plan for the Employees of NewMarket Corporation and Affiliates
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

EIN: 20-0812170 PN: 002

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description	(d) Cost **	(e) Current value
*	NewMarket Corporation Common Stock Fund:
	Matching contributions	Common stock; no par value (321,220 shares)	$23,763,593	$122,298,012
	Employee deferral	Common stock; no par value (218,926 shares)		83,351,753
	Tredegar Corporation	Common stock; no par value (36,448 shares)		496,428
	Albemarle Corporation	Common stock; $.01 par value (163,524 shares)		9,158,971
	Invesco Stable Value Retirement Fund	Commingled trust (45,258,635 units)		45,258,635
	Oakmark International Fund	Mutual fund (983,436 units)		21,006,196
	PIMCO Total Return Fund	Mutual fund (2,739,050 units)		27,582,228
	Perkins Mid Cap Value Fund	Mutual fund (580,838 units)		8,904,247
	Allianz NFJ Small Cap Fund	Mutual fund (501,735 units)		11,003,041
	American AMCAP Fund	Mutual fund (469,565 units)		12,316,686
	ClearBridge Small Cap Growth Fund	Mutual fund (166,502 units)		4,648,749
	Dreyfus Bond Market Index	Mutual fund (1,096,223 units)		11,291,099
	Invesco Growth & Income Fund	Mutual fund (635,714 units)		15,002,850
	BlackRock International Index	Mutual fund (306,264 units)		3,616,981
	Franklin Small-Mid Cap Growth Fund	Mutual fund (447,720 units)		15,500,055
	BlackRock S&P 500 Stock Fund	Mutual fund (181,087 units)		44,286,531
	BlackRock Balanced Capital Fund	Mutual fund (224,713 units)		5,150,429
				440,872,891
*	Participant loans	Notes receivable from participants bearing interest at 4.25% annually, maturity dates of 1/23/2016-1/07/2021	0	2,435,273
				$443,308,164

*	Denotes a party-in-interest to the Plan

**	Cost information is not required for employee deferrals invested in the NewMarket Stock Fund or other investments directed by the participants.

See report of independent registered public accounting firm.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SAVINGS PLAN FOR THE EMPLOYEES OF NEWMARKET CORPORATION AND AFFILIATES

Date: May 16, 2016	By:	/s/ Brian D. Paliotti
Brian D. Paliotti
Vice President, Chief Financial Officer, Member of the Employee Savings Plan Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Keiter